Nabors Energy Transition Corp.

515 West Greens Road, Suite 1200

Houston, TX 77067

May 25, 2021

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nabors Energy Transition Corp.
Draft Registration Statement on Form S-1 Submitted April 2, 2021 CIK No. 0001854458

Ladies and Gentlemen:

Set forth below are the responses of Nabors Energy Transition Corp. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 29, 2021, and follow up questions received orally from the Staff on May 3, 2021, with respect to Draft Registration Statement on Form S-1, CIK No. 0001854458, submitted to the Commission on April 2, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Submission No. 2 on Form S-1 (“Submission No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Submission No. 2 unless otherwise specified. Further, all capitalized terms without definition herein have the meanings assigned to such terms in Submission No. 2 unless otherwise specified.

Summary

Acquisition Target Focus/Criteria, page 8

1.	Please revise here and throughout your prospectus to address whether the 10 votes per share Class B common stock is a condition to an acquisition. If it is not a condition, please clarify the factors you will consider in deciding whether to engage in a business combination that does not include the high vote feature.

RESPONSE:    We respectfully advise the Staff that we currently expect to maintain the Class A and Class B capital structure provided for in our amended and restated certificate of incorporation following our initial business combination. Any change to the high vote feature of the Class B common stock would require an amendment to our amended and restated certificate of incorporation. Because we intend to maintain this capital structure, we are unable to determine at this time the criteria on which we would base a decision regarding whether to engage in a business combination that would eliminate the Class B common stock or its high vote feature. We have revised the Draft Registration Statement accordingly. Please see pages 8, 103, 107 and 145 of Submission No. 2.

Securities and Exchange Commission

May 25, 2021

Description of Securities, page 143

2.	Please revise the description of your Class B common stock to state whether there are any “sunset” provisions that limit the lifespan of the stock. To the extent there are no such provisions, please discuss in an appropriate location of the registration statement any adverse impacts on holders of Class A common stock.

RESPONSE:    We have revised the Draft Registration Statement to clarify that there are no “sunset” provisions that limit the lifespan of our Class B common stock. We have also revised the Draft Registration Statement to discuss certain adverse impacts on holders of Class A common stock. Please see pages 4, 42, 65, 97, 98, 125 and 148 of Submission No. 2. We also direct the Staff’s attention to pages 62 to 63.

Oral Comment

3.	We note that the Class B common stock will be entitled to 10 votes per share and that shares of Class F common stock may convert into shares of Class B common stock prior to an initial business combination at the option of the holder. Please revise to clarify what impact this may have on the voting power of your common stock prior to an initial business combination.

RESPONSE:    We have revised the Draft Registration Statement to clarify the high vote feature of our Class B common stock only applies following our initial business combination, notwithstanding the fact that shares of Class B common stock may be issued prior thereto. Please see pages 16, 20, 145 and 147 of Submission No. 2.

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Securities and Exchange Commission

May 25, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Scott Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours,

NABORS ENERGY TRANSITION CORP.

By:	/s/ Anthony Petrello
Name:	Anthony Petrello
Title:	Chief Executive Officer

Enclosures

cc:	Michael Rasmuson, Nabors Industries Ltd.
Mark Kelly, Vinson & Elkins L.L.P.
Doug McWilliams, Vinson & Elkins L.L.P.
Scott Rubinsky, Vinson & Elkins L.L.P.
Andrew Pitts, Cravath, Swaine & Moore LLP
C. Daniel Haaren, Cravath, Swaine & Moore LLP